UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026.

Commission File Number: 001-41996

HAFNIA LIMITED
c/o Hafnia SG Pte Ltd
10 Pasir Panjang Road,
#18-01 Mapletree Business City,
Singapore 117438
+65 6434 3770

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is the report of Hafnia Limited (the “Company”) of its condensed consolidated interim financial information results for the second quarter and half-year ended June 30, 2026.

Attached to this Report on Form 6-K as Exhibit 99.2 is a copy of the press release of the Company, dated August 28, 2026, announcing the Company's interim financial results for the second quarter and half-year ended June 30, 2026.

Attached to this Report on Form 6-K as Exhibit 99.3 is a copy of the press release of the Company, dated August 28, 2026, announcing the Company's dividend information for the second quarter 2026.

The information contained in Exhibit 99.1 to this Report on Form 6-K, except for the commentary of Hafnia CEO Mikael Skov, the section entitled “Highlights – Q2 and H1 2026” and the section entitled “Responsibility statements” is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-287637) that was filed with the U.S. Securities and Exchange Commission effective May 29, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAFNIA LIMITED

	By:	/s/ Petrus Wouter Van Echtelt
	Name:	Petrus Wouter Van Echtelt,
	Title:	Chief Financial Officer

Date: August 28, 2026